Michael J. Minahan 617.570.1021 mminahan @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 21, 2011

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Pamela A. Long

Re:	BioAmber Inc.

Registration Statement on Form S-1

Filed November 14, 2011

File No. 333-177917

Ladies and Gentlemen:

This letter is being furnished on behalf of BioAmber Inc. (the “Company”) in response to comments contained in the letter dated December 9, 2011 (the “Letter”) from Pamela A. Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jean-François Huc, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on November 14, 2011 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that principally reflect responses to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to Amendment No. 1 as marked. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Erin Jaskot and Craig E. Slivka of the Commission. On behalf of the Company, we respectfully request that the Staff return to us all materials supplementally provided once the Staff has completed its review.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in Amendment No. 1 and it has authorized this firm to respond to the Letter as follows:

General

Comment No. 1

Please be advised that we will process this filing and any amendments without a price range. Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

RESPONSE: The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments and will need sufficient time to review and process an amendment once an estimated price range is included. The Company is also aware that it must file the pre-effective amendment prior to circulating the prospectus. The Company will include a price range in a subsequent amendment to the Registration Statement.

Comment No. 2

As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

RESPONSE: The Company acknowledges the Staff’s comment and will add to the prospectus in the Registration Statement as soon as available all currently omitted information that is not subject to Rule 430A, including, a bona fide estimate of the range of the maximum offering price for the shares, the maximum number of shares offered, and the amount of additional shares that the underwriters may purchase in connection with their option to purchase additional shares. Once available, the Company will include such information on the cover page of the prospectus as well as in the body of the prospectus. The Company confirms that no copies of the registration statement or the preliminary prospectus will be circulated until an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

based on the mid-point of the offering price range, and all other information except the information that may be excluded in reliance upon Rule 430A has been included in the preliminary prospectus.

Comment No. 3

Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance

RESPONSE: The Company respectfully advises the Staff that it is submitting the artwork that it intends to use in the Registration Statement with Amendment No. 1. The Company confirms that it will wait for any comments from the Staff on any artwork before printing and circulating the artwork.

Comment No. 4

Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that prior to the effectiveness of the Registration Statement, it will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Comment No. 5

We note your use of various industry and scientific statistics throughout the prospectus, such as your various statements regarding the market opportunity in the chemical industry and various subsets of the chemical industry. Where such information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, such as Global Industry Analysts or Frost & Sullivan, as cited on page 85, please provide us with copies of these sources. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable. Finally, please tell us whether the sources are available to the public for no or nominal fee. If the reports are not publicly available or if you commissioned the report or any part thereof, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

RESPONSE: The Company respectfully advises the Staff that all market and industry data is generally available to the public and was not prepared for the Company for a fee or for use in the Registration Statement. The Company also advises the Staff that it will supplementally provide the Staff via overnight courier with a binder containing the referenced sources as well as back-up materials to support the Company’s own estimates. In addition, the Company respectfully advises the Staff that it has updated Amendment No. 1 to attribute the various estimates, statistics and other figures to the sources from which it obtained such information and the date of each these sources.

Table of Contents

Comment No. 6

Please remove the sentence in the first paragraph under the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions under the table of contents of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Prospectus Summary, page 1

Summary, page 1

Comment No. 7

Please ensure that your summary is balanced. While we note that you include a summary of certain risk factors on page 5, we believe that you should also disclose at the outset that you are a development stage company, that you have not yet recorded any revenue from the sales of any products, that you had net losses of 10.8 million for the six months ended June 30, 2011, and that you expect your losses to continue.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 2 and 78 of Amendment No. 1.

Comment No. 8

We note your reference here and throughout your prospectus to various development agreements, strategic relationships and technology partnerships. To the extent that any of the referenced agreements or relationships are pursuant to non-binding agreements, such as letters of intent, please clearly identify them as such.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 19, 82, 86, 94 and 95 of Amendment No. 1.

Comment No. 9

We note your disclosure in the first paragraph, and elsewhere throughout your prospectus, that you currently sell your first product to customers in a variety of chemical markets. However, we note your disclosure on page 14 that you have only sold samples that are incidental to your research and development efforts. Further, we note that you have not yet recorded revenue from such sales, and the disclosure on page 63 suggests that you have only generated $123,000 from such sales. Please revise your disclosure here and throughout your prospectus where you discuss such sales to clarify the exact scope of such sales, including that such sales were only samples, to quantify the dollar value of such sales, and to disclose that you have not yet recorded revenue from such sales. Please also specify whether such sales were one-time sales, or whether you have a supply agreement with such customers.

RESPONSE: In the Company’s current state of development, the sale of its product to date has been an integral and necessary part of the research and development process and not for the generation of revenues. Therefore, in accordance with the definition of revenue in FASB Concepts No. 6, these sales are not accounted for as revenue in the registration statement as

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

presently configured. However, at the time the Company intends to request the Staff to declare its registration statement to be effective, the Company anticipates that it will have recorded revenue from the sales of its products beyond sales of samples incidental to its research and development efforts. Given this timing, the Company has not revised its disclosure, but acknowledges that, in the event the Company’s development has not progressed sufficiently at the time at which effectiveness is requested, the Company will reconsider its disclosure as suggested by the Staff in its comment.

Comment No. 10

We note your statement that you have supply agreements for the sale of over 84,000 metric tons of bio-succinic acid and its derivatives. However, your disclosure on page 94 suggests that this supply agreement is part of a memorandum of understanding with Mitsui, Mitsubishi Chemical and PTT-MCC and memorializes only an intent to enter into an exclusive supply agreement and an intent to purchase the bio-succinic acid. Please revise your disclosure here, and elsewhere as appropriate, to clearly state whether the supply agreements referenced are in definitive form and obligate the parties to purchase the referenced amount of bio-succinic acid. If the agreements are not in definitive form, please clearly disclose this fact.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on page 95 of Amendment No. 1 to reflect an executed and binding supply agreement with Mitsui, Mitsubishi Chemical and PTT-MCC related to the supply of bio-succinic acid. The Company confirms to the Staff that the 84,000 metric tons referenced on page 1 and elsewhere does include the amounts pursuant to this binding supply agreement as well as binding supply agreements with other third parties. The 84,000 metric tons does not include any amounts pursuant to non-binding letters of intent, memoranda of understanding or other arrangements.

Comment No. 11

We note your statement that you expect to be able to produce bio-succinic acid that is cost-competitive based on an assumed corn price of $6.50 per barrel. Please discuss the historical and current prices of corn, including the likelihood that you will be able to secure corn at a price of $6.50 per barrel. We note in particular that you do not have long-term supply agreements in place for your planned facility in Ontario.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 2, 55, 77 and 81 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Our Solution, page 2

Comment No. 12

We note your statement that you have “reliably delivered high quality, cost competitive bio-succinic acid that meets the specifications of large chemical companies.” Please revise your disclosure to clarify what you mean by “reliably delivered,” including whether this is referencing your sales of samples. Please also provide context for the statement “large chemical companies” and put your stage and level of development in perspective when discussing your activities to date.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 3 and 80 of Amendment No. 1.

Comment No. 13

We note your reference here and elsewhere in the prospectus that your process requires less feedstock than other sugar-based processes for biochemicals other than succinic-acid. Please supplementally provide us with support for this statement.

RESPONSE: The Company advises the Staff that it will supplementally provide the Staff via overnight courier with the materials to support the statement on page 80 that bio-succinic acid produced from renewable sugars results in theoretical yields of 112% relative to the weight of sugar inputs, as compared to theoretical yields of 51% for ethanol, and even lower theoretical yields for several other bio-based chemicals.

Our Strengths, page 3

Comment No. 14

Because you are a development stage company, please provide a basis for your assertion of “industry leadership.”

RESPONSE: The Company respectfully advises the Staff that Amendment No. 1 has been revised on pages 4 and 82 to clarify that the Company has a leadership position in bio-succinic acid technology. In addition, although it is not aware of any quantitative support or third-party authority to cite as support for the statement that the Company’s leadership position, there are facts, many of which are disclosed in the Registration Statement, that demonstrate the Company’s leadership in bio-succinic acid technology. These facts are summarized below:

•

The Company has been producing bio-succinic acid in a 350,000 liter fermenter since early 2010. To the best of the Company’s knowledge, its competitors are operating fermenters at much smaller volumes.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

•

The Company has produced 533,000 pounds, or 242 metric tons, of bio-succinic acid in its Pomacle, France facility to date (see page 1 and elsewhere in Amendment No. 1). The Company is not aware of any other company that has produced as much bio-succinic acid at this scale.

•

The Company sold bio-succinic acid to 12 customers in 2011 and has entered into supply agreements for the sale of over 84,000 metric tons of bio-succinic acid and its derivatives over the next five years (see page 1 and elsewhere in Amendment No. 1). The Company believes that it is the first and only company able to sell bio-succinic acid products in commercial quantities (see page 81 of Amendment No. 1).

We cannot assure you that we will be able to meet the product specification requirements of our customers…, page 20

Comment No. 15

Please revise to indicate that the sales to customers were incidental to and in connection with your product and market development efforts.

RESPONSE: In response to the Staff’s comment, the Company respectfully refers the Staff to its response to Comment No. 9, in which the Company stated that it believes that if its product and market development continue as planned over the next few months, the Company anticipates sales made in the future will be recorded as revenue.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

We are currently dependent on a single manufacturing facility …, page 17

A significant decline in the price of petroleum and petroleum-based succinic acid …, page 20

Comment No. 16

We note your statement on page one, and elsewhere in your prospectus, that you believe that you can produce cost-competitive bio-succinic acid based on the estimated production costs at you planned facility in Ontario. However, we further note that your bio-succinic acid is currently manufactured only at your facility in France, and that production costs at this facility are substantially higher. Given your current dependence on this facility, please discuss the production cost at the facility in France. Please also disclose whether you expect to continue producing succinic acid at the facility in France after the facility in Ontario is operative. Further, we note your disclosure that if the price of oil falls below $35 per barrel, you may be unable to manufacture cost-competitive biosuccinic acid. Given that this is based on the production costs at your Ontario facility, please disclose the price of oil that is required for you to produce cost-competitive succinic acid at your facility in France.

RESPONSE: The Company respectfully advises the Staff that it does not expect to continue producing bio-succinic acid at its facility in Pomacle, France after its planned facility in Sarnia, Ontario is operational. The Company expects to continue utilizing the facility for testing and demonstration purposes in connection with its new product development efforts, but not for commercial production. As a result, the Company does not expect the production costs at this facility to be material to its commercial operations. Similarly, the price of oil that is required for the Company to produce cost-competitive bio-succinic acid is also immaterial given that the Company does not intend to conduct its commercial production in France after its planned facility in Sarnia, Ontario is operative. In addition, because these production costs are higher as a result of the costs of certain inputs, such as raw materials and utilities in France, and not due to the Company's production process, the Company believes that disclosure of these amounts could cause substantial competitive harm and create confusion with investors.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

We may not be successful in expanding our bio-succinic acid production capacity …, page 18

Comment No. 17

This risk factor addresses multiple, distinct risks, including the risks that you may not be able to operate at increased capacity, you may not be able to produce sufficient amounts of bio-succinic acid to deliver the amount contemplated by your supply agreements, you may not be able to adapt your process for new organisms that pose less contamination risk than E. coli, you may not be able to run your fermentation processes and second generation purification process at a single manufacturing facility, and that you may encounter difficulties when you expand the range of feedstocks you use. Please address each of these risks in a separate risk factor.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on page 18 of Amendment No. 1.

Comment No. 18

We note your disclosure that you have experienced certain start-up equipment and process design issues in operating you facility in France. Please identify the specific equipment and design issues in a separate risk factor, including whether such issues have been addressed. Please also discuss any material risk that such issues may prevent you from operating this facility, or any future facility, at increased capacity.

RESPONSE: The Company respectfully advises the Staff that it has reconsidered its disclosure of the start-up equipment and process design issues on page 18 of the Registration Statement. The Company considers these issues to be singular events related to the initial engineering design that have been addressed and resolved. As a result, the Company has concluded that references to these specific issues may create an incorrect impression that these issues may be repeated in the future. In fact, the risks associated with the scale-up of the Company's production capacity in connection with its planned facility in Sarnia, Ontario are slightly different, and, as a result, the Company has revised the disclosure on page 18 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

We may incur significant costs complying with environmental laws …, page 23

Comment No. 19

To the extent known, please disclose the potential “significant costs” that may be required to secure approval of the manufacture of your future product that is not currently included on the DSL. Please also disclose the material amounts already expended to secure approval for its manufacture.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on page 23 of Amendment No. 1.

Certain key inventions in-licensed by us were made with funding received from U.S. government agencies …, page 32

Comment No. 20

We note your statement that if you do not meet certain guidelines set forth under the Bayh-Dole Act of 1980, you may lose your exclusive right to “these inventions,” which could be detrimental to your business. Please disclose which specific inventions you are referring to, including how such inventions are used in your production of bio-succinic acid or for any of your future products. Further, please disclose whether you believe you currently meet the specified guidelines set forth under the Bayh-Dole Act of 1980. Please also clearly specify the specific material adverse effects on your business that may result from the failure to meet such guidelines.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on page 33 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Capitalization, page 43

Comment No. 21

On November 4, 2011, you completed a private placement for gross proceeds of $20 million pursuant to which 20,061 shares of common stock were issued. It appears that this private placement had a significant impact on your capitalization. In this regard, please include the impact of this private placement in your capitalization table. This can be done by presenting the impact of the private placement in a second column labeled as adjusted. The third final column could then reflect both the private placement and this offering in a column labeled as further adjusted. Similarly revise your pro forma presentations elsewhere in the filing as well. Please also clearly show in the notes to the capitalization table how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts.

RESPONSE: The Registration Statement has been revised on pages 8, 43, 44 and 46 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Financial Information, page 49

Comment No. 22

Rather than cross-referencing to other parts of the filing, please clearly show in the notes to the pro forma financial information how you arrived at each pro forma adjustment amount, including the adjustments you made to weighted average shares of common stock outstanding. Please also disclose any significant assumptions and estimates used to arrive at the adjustment amounts.

RESPONSE: The Registration Statement has been revised on pages 50-52 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Overview, page 50

Comment No. 23

Please apply the comments above from the Prospectus Summary section to the extent they apply to your Overview.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Comment No. 24

We note that you will receive $35.0 million in loans and government grants toward the construction of your Sarnia facility, “subject to meeting certain milestones.” Please also disclose the milestones that you must meet to receive such funding. Please disclose any other milestones or conditions that you must meet to receive funding for the Sarnia facility, whether from Mitsui, the government, or any other party.

RESPONSE: The Registration Statement has been revised on pages 56, 98 and 99 of Amendment No. 1 in response to the Staff’s comment.

Comparison of Six Months Ended June 30, 2010 and Six Months Ended June 30, 2011, page 62

Comparison of the Year Ended June 30, 2010 to the Six Months Ended December 31, 2010, page 64

Comparison of the 258 Day Period Ended June 30, 2009 to the Year Ended June 30, 2010, page 66

Research and development expenses, net

Comment No. 25

Please revise your disclosure so that an investor may understand the specific factors that resulted in the fluctuations in research and development expenses, apart from the consolidation of Bioamber S.A.S, into your financial statements. As an example, in your discussion of the six months ended June 30, 2010 compared to the six months ended June 30, 2011 please quantify the amount of the increase that is due to the consolidation of Bioamber S.A.S, the amount that is due to the development of your new bio-BDO and bio-adipic acid platforms, and the amount that is due to patent applications and maintenance. Please also explain the business reasons for the increase in production costs from the six months ended June 30, 2010 to the six months ended June 30, 2011.

RESPONSE: The Registration Statement has been revised on pages 63, 65 and 67 in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Comment No. 26

Please clarify whether you sold any products in any period other than June 30, 2011, and if so, please quantify the amount of such sales by which your research and development expenses were offset for such period.

RESPONSE: The Registration Statement has been revised on page 65 in response to the Staff’s comment.

Comment No. 27

To the extent material, please quantify the amount of the royalty expenses that were paid in each period. We note in particular your disclosure on page 67 that certain up-front payments and minimum annual royalties amounted to $458,000. Please disclose the amount of similar payments made in the other periods used in your period-to-period comparisons so an investor may understand the significance of such payments.

RESPONSE: The Registration Statement has been revised on pages 63 and 65 in response to the Staff’s comment.

Liquidity and Capital Resources, page 68

Comment No. 28

Please disclose whether or not you are dependent upon the offering to meet your liquidity needs for the next 12 months.

RESPONSE: The Registration Statement has been revised on page 68 in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Valuation of In Process Research and Development, page 72

Comment No. 29

Please expand your disclosures to address how you evaluate the intangible assets recorded for in process research and development for impairment pursuant to ASC 350-30-35-18. Please ensure that your disclosures include the following:

•	The frequency of your evaluation;

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

•	How you evaluate for impairment, including how you determine the unit of measure to use in the evaluation pursuant to ASC 350-30-35-21 through 28; and

•	How you determine if the assets are impaired and determine the impairment amount.

If you have determined that the estimated fair value substantially exceeds the carrying value for these assets, please disclose this determination. Please refer to Item 303 of Regulation SK and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

RESPONSE: The Registration Statement has been revised on page 73 in response to the Staff’s comment.

Business, page 76

Comment No. 30

Please apply the comments above from the Prospectus Summary section to the extent they apply.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment.

Comment No. 31

Please provide the information required by Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE: The Registration Statement has been revised on pages 14 and 94 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that it has not yet obtained permission to name one of its large customers in the Registration Statement. The Company intends to revise the Registration Statement in a subsequent pre-effective amendment to include the name of this customer.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Our Products, page 83

Comment No. 32

We note your references throughout this section to your collaboration with certain companies or third-parties to evaluate the use of bio-succinic acid in certain products and applications. For example, on page 85 you state that you are “working with certain companies” to evaluate bio-succinic acid esters in personal care applications and to develop and commercialize bio-succinic esters for use as cosmetic ingredients. Please revise your disclosure to clarify the extent of your relationship with these companies and third-parties, including whether you have entered into any agreements with such companies and give consideration to filing any such agreements as exhibits to this registration statement.

RESPONSE: The Registration Statement has been revised on page 87 of Amendment No. 1 in response to the Staff’s comment. The Company will give consideration to filing such agreements as exhibits, where appropriate.

Comment No. 33

We note your disclosure on page 84 that your “bio-based specialty chemicals are used in multiple end-markets …” Given that your particular bio-based specialty chemicals have not actually been used in such end-markets, please revise your disclosure to clarify that your believe your bio-based specialty chemicals could potentially be used in such markets.

RESPONSE: The Registration Statement has been revised on page 85 of Amendment No. 1 in response to the Staff’s comment.

Comment No. 34

Please clearly state the difference between “Pre-Commercialization” and “In Development.”

RESPONSE: The Registration Statement has been revised on page 85 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Our Technology, page 88

Comment No. 35

We note the description of the advantages of your process that appear on page 89. Please clarify how your process specifically compares to other processes, including why the advantages listed here are superior to other production processes engaged in by others.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised on page 90 to replace the term “advantages” with “benefits” to avoid the implication that we are making a direct comparisons to production processes engaged in by others.

Our Manufacturing Operations, page 90

Comment No. 36

We note your statement that you expect your facility in France to be operating at full capacity by the second quarter of 2012. However, we note your disclosure on page 95 that during the renewal terms of your agreement with ARD for use of this facility, you are only guaranteed 60% of the facility’s capacity. Please disclose specifically when the renewal period for the agreement begins, and please also address how you intend to operate at full capacity if you are only guaranteed 60% capacity.

RESPONSE: The Registration Statement has been revised on page 96 of Amendment No. 1 in response to the Staff’s comment.

Our Distribution Plan, page 93

Comment No. 37

We note your statement that you have entered into agreements with “numerous third parties” to distribute bio-succinic acid and to develop new products and access new markets. Please quantify the number of third parties with which you have entered into such agreements, and in particular specify the number that are definitive supply agreements. Please file as exhibits to the registration statement any of these agreements that are required to be filed by Item 601(b)(10) of Regulation S-K.

RESPONSE: The Registration Statement has been revised on page 94 of Amendment No. 1 in response to the Staff’s comment and the Company respectfully advises the Staff that it intends to file as exhibits to Amendment No. 1 or subsequent pre-effective amendments to the Registration Statement all agreements that are required to be filed by Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Our Strategic Relationships, page 93

Comment No. 38

Please revise your disclosure to provide a materially complete description of each of the relationships discussed in this section. For example, please disclose, to the extent material, information regarding renewal fees, licensing fees, minimum annual royalty payments, the potential range of royalty payments, milestone payments, including the total milestone payments made to date and aggregate potential milestones, and ownership of results. Further, please clarify which agreements are definitive, and which are nonbinding. Please also disclose the termination date of the agreements, and to the extent that any of the non-binding letters of intent or memorandums of understanding will terminate if no action is taken after a specified period of time, please disclose the termination date. These are just examples.

RESPONSE: The Company will file additional material agreements as exhibits and will provide additional disclosure of those material agreements in a subsequent pre-effective amendment, including, to the extent material and determined to be non-confidential, information regarding renewal fees, licensing fees, termination dates, minimum annual royalty payments, the potential range of royalty payments, milestone payments, including the total milestone payments made to date and aggregate potential milestones, and ownership of results.

Comment No. 39

Please file each of the agreements referenced in this section as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has filed certain of the agreements referenced in this section as exhibits to Amendment No. 1. The Company advises the Staff that it will file additional exhibits by pre-effective amendment to the Registration Statement as soon as practicable.

Comment No. 40

We note that you list the U.S. Department of Energy as one of your technology partners. However, your disclosure under this heading states that your license agreement is with UT-Battelle, LLC and UChicago Argonne, LLC, and these entities manage laboratories under contracts with the DOE. Please advise how the DOE is a technology partner.

RESPONSE: The Registration Statement has been revised on page 97 so that U.S. Department of Energy (the “DOE”) is no longer listed as a technology partner, but rather either UT-Battelle, LLC and UChicago Argonne, LLC are referred to specifically or those entities are referred to as entities funded by the DOE.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Intellectual Property, page 97

Comment No. 41

Please provide the duration and effect of all specific patents, trademarks and licenses held, to the extent material. We note that you have only provided a range of expiration dates for three of your U.S. patents. See Item 101(c)(1)(iv) of Regulation S-K.

RESPONSE: The Registration Statement has been revised on pages 99-100 of Amendment No. 1 in response to the Staff’s comment.

Facilities, page 100

Comment No. 42

Please file the lease agreements for the facilities referenced in this section, including any amendments or renewals of such leases. See Item 601(b)(10)(ii)(D) of Regulation S-K.

RESPONSE: The Company has filed the lease agreements for the facilities as exhibits to Amendment No. 1.

Management, page 107

Comment No. 43

We note your disclosure that certain of your directors were elected pursuant to the board composition provisions of your stockholders agreement. Please identify each of the directors that was elected pursuant to this agreement, and briefly describe the agreement.

RESPONSE: The Registration Statement has been revised on page 108 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

See Item 401(a) of Regulation S-K.

Executive and Director Compensation, page 110

Compensation Discussion and Analysis, page 110

General

Comment No. 44

We note that your compensation discussion and analysis reports compensation information for various periods, such as cash bonuses paid for half of the fiscal year ended June 30, 2010 and half of the bonus paid for the 12-month period ended June 30, 2011, on page 114. Further, we note that in your summary compensation table, grants of plan-based awards table and outstanding equity awards table you have annualized the compensation so that the information reported is for the 12-month period ended December 31, 2010. Please revise to furnish disclosure for your most recently completed fiscal year, July 1, 2009 to June 30, 2010, and for the stub period from July 1, 2010 to December 31, 2010 throughout your compensation discussion and analysis. In the event that you file your amendment after December 31, 2011, please update this entire section to reflect compensation paid for the fiscal year ended December 31, 2011. See Question 217.05 of Compliance & Disclosure Interpretation for Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and will make revisions in response to the comment in a subsequent pre-effective amendment to the Registration Statement. The Company also respectfully advises the Staff that this entire section will be updated to reflect compensation paid for the fiscal year ended December 31, 2011 in any pre-effective amendment filed after December 31, 2011.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Cash Bonus, page 113

Comment No. 45

We note your statement that no particular weight was given to any of the corporate objectives, or between individual and corporate objectives, in determining the cash bonus. However, we note that you did establish various targets for each of your named executive officers, as disclosed on page 114. Please revise your disclosure to explain how such targets were selected. Further, it is unclear how you calculated the amount of the cash bonuses. For example, based on Mr. Huc’s base salary for fiscal year 2010, with a target of 50% of the base salary, and achievement of 95% of individual and corporate goals, it appears that he would have been paid more than 138,020. Please clarify how the cash bonuses were calculated.

RESPONSE: The Company acknowledges the Staff’s comment and will make revisions in response to the comment in a subsequent pre-effective amendment to the Registration Statement.

New Employment Agreements, page 120

Comment No. 46

Please file the employment agreements listed in this section as exhibits to the registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has filed certain employment agreements as exhibits to Amendment No. 1. The Company respectfully advises the Staff that it will file all employment agreements required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K prior to requesting effectiveness of the Registration Statement.

2011 Stock Option and Incentive Plan, page 126

Performance Bonus Plan, page 127

Comment No. 47

Please file these compensatory plans as exhibits to the registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and will file the compensatory plans as exhibits in a subsequent pre-effective amendment to the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Director Compensation, page 128

Comment No. 48

Please file the agreements with Mr. Briner, Mr. Haller and Mr. Land as exhibits to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: The Company advises the Staff that there are no written agreements with respect to the compensation of Mr. Briner, Mr. Haller or Mr. Land, however the Company’s board of directors approved certain compensation arrangements for each of those directors in connection with their election. The Company has filed written descriptions of the terms of these compensation arrangements as exhibits to Amendment No. 1.

Certain Relationships and Related Person Transactions, page 135

Comment No. 49

Please file your Exclusive Distributorship Agreement with Mitsui & Co., Ltd., the Transitional Work Plan Agreement and Toll Manufacturing Agreement with ARD, and the Asset Purchase Agreement and License Agreement between Bioamber S.A.S. and BioAmber International, S.à.r.l. as exhibits to the registration statement.

RESPONSE: The Company has filed the Exclusive Distributorship Agreement with Mitsui & Co., Ltd., the Toll Manufacturing Agreement with ARD, and the Asset Purchase Agreement and License Agreement between Bioamber S.A.S. and BioAmber International, S.à.r.l. as exhibits to Amendment No. 1. The Company respectfully advises that the Transitional Work Plan Agreement with ARD has terminated and was replaced by the Toll Manufacturing Agreement with ARD and does not meet the disclosure requirements of Item 601(b)(10) of Regulation S-K.

Financial Statements

General

Comment No. 50

Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Comment No. 51

If a stock split will occur immediately prior to this offering, we remind you to revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that, as of the date of Amendment No. 1, the Company has not yet decided whether or not to effect a stock split and no stock split has yet been approved by the Company’s Board of Directors. To the extent the Company determines, prior to effectiveness, that market conditions require the Company to effect a stock split, it will file a pre-effective amendment to the registration statement with revisions to the financial statements and disclosures throughout the registration statement to give retroactive effect to the stock split, and the Independent Registered Chartered Accountants opinion will be correspondingly updated.

Notes to the Financial Statements

General

Comment No. 52

Please provide us with an analysis of all equity issuances since October 1, 2010 as well as any planned equity issuances. For each transaction,

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

•	Indicate whether the fair value was contemporaneous or retrospective.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

•	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

•

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

RESPONSE: The following table summarizes all the equity issuances and valuations of the Company from October 1, 2010 to June 27, 2011. The Company respectfully advises the Staff that it will provide the requested information for all additional equity issuances and valuations since June 27, 2011 in a subsequent pre-effective amendment to the registration statement, as well as a reconciliation of the fair values to the anticipated IPO price once the IPO price range has been determined. The Company is currently unable to determine its IPO price range due to general uncertainty in the capital markets and the fact that the Company’s proposed IPO will not occur until the first quarter of 2012, at the earliest. Once the likely IPO price range is determined, the Company will provide the Staff with the remaining information so that it may complete its evaluation of the Company’s response.

Date	Parties	Purpose of the issuance; Consideration	Number of Shares	Fair Value Per Share	Fair Value Determination	Accounting

1/12/11	Executive officers	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	3,000 options	$201.00	The fair value determination was retrospective. The fair value was determined after negotiations between the board and a new investor, FCPR Sofinnova Capital VI, who was willing to invest in the Company in a private placement that closed on October 22, 2009 in which 59,702 shares of common stock were issued at $201.00 per share. The basis for the determination of the valuation of the option grants was due to no fundamental change in the Company’s business from the closing date of the private placement and the option grant date and because a liquidity event continued to be remote.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation

4/15/11	Naxamber S.A. FCPR Sofinnova Capital VI Mitsui & Co. Ltd. MCVP Technology Fund I, LLC Jean-Francois Huc Mike Hartmann Laurent Bernier	On April 15, 2011, the Company issued an aggregate of 121,904 shares of common stock and warrants exercisable for 2,707 shares of common stock in a private placement at a per share price of $369.14 for aggregate consideration of $45 million.	121,904 shares 2,707 warrants	$369.14	The fair value determination was contemporaneous. Naxamber S.A. was a new investor and negotiated the price per share with the Company’s board of directors.	Accounted for in accordance with ASC 505 Equity

6/27/11	Executive officers and employees	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	16,200 options	$369.14	The fair value determination was retrospective. The fair value was determined by the board of directors to be equal to the fair value negotiated between the board and the shareholders per the private placement that closed on April 15, 2011 (described above). The basis for the determination of the valuation of the option grants was due to no fundamental changes in the Company’s business from the closing date of the private placement and the option grant date and because a liquidity event continued to be remote.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation

The fair value of the common stock underlying the Company’s stock options has historically been determined by the Company’s board of directors. In the absence of a public trading market for the Company’s common stock, the Company’s board of directors has determined the fair value of the common stock by considering numerous objective and subjective factors including:

•	the prices for the Company’s common stock sold to investors in arms’ length transactions;

•	the Company’s stage of development;

•	the execution of strategic and development partnership agreements;

•	the hiring of key personnel;

•	the status of product development;

•	the risks inherent in the development and expansion of the Company’s products;

•	the lack of an active public market for the Company’s common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given prevailing market conditions; and

•	trends in renewable fuels and chemicals industries as well as macro-economic conditions.

The assumptions used in determining fair value of stock-based awards represent management’s and the Company’s board of directors’ best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, on a prospective basis if factors change the Company will use different assumptions and it is possible that the Company’s stock-based compensation could be materially different in the future.

As described above, in January 2011, the Company granted to two new hires options to purchase 3,000 shares of common stock at an exercise price of $201.00 per share. In setting the fair value of the Company’s common stock at $201.00, the board of directors considered that in September 2009, after negotiations between the board of directors and a new investor, FCPR Sofinnova Capital VI, the Company closed a private placement in which it issued shares of $201.00 per share. The board believed that $201.00 continued to represent the fair value of the common stock at this time because the business had not changed fundamentally since that date and a liquidity event continued to be remote. The board did not conduct contemporaneous or retrospective valuations of the common stock in connection with these grants because of the immaterial size of the awards and the cost of such valuations.

As described above, in June 2011, the Company granted certain of its employees options to purchase an aggregate of 16,200 shares of common stock at an exercise price of $369.14 per share. In setting the fair value of the Company’s common stock at $369.14, the board of directors considered that in May 2011, after negotiations between the board of directors and a new investor, Naxamber S.A., the Company closed a private placement in which it issued shares of common stock and warrants at per share price of $369.14. The board believed that $369.14 continued to represent the fair value of the common stock at this time because the business had not changed fundamentally since May 2011 and a liquidity event continued to be remote.

All of the equity awards described above were made prior to any action by the Company’s board of directors relating to a potential initial public offering and prior to any meetings with prospective underwriters.

General

Comment No. 53

Please include a table to show the effects of changes in your ownership interest in subsidiaries on the equity attributable to you. Please refer to ASC 810-10-50-1A(d) and ASC 810-10-55-4M for guidance.

RESPONSE: There have been no changes in ownerships in subsidiaries. Accordingly, the Company believes that the schedules referred to in ASC 810-10-50-1A(d) and ASC 810-10-55-4M are not required.

Revenue Recognition, page F-16

Comment No. 54

On page 57, you disclose that you have not recorded any revenue from the sale of your products. As a development stage company, you have recorded all product sales to date as an offset to research and development expenses and will continue to do so until these products are deemed ready for commercial sale. ASC 915-605-25-1 states that GAAP which applies to established operating entities shall govern the recognition of revenue by a development stage company. In this regard, please help us better understand how you determined that it was appropriate to net the proceeds from the sale of products against research and development expenses rather than reflect as revenues.

RESPONSE: The Company respectfully advises the Staff that paragraph 78 of FASB Concepts Statement No. 6, Elements of Financial Statements, defines revenue as “inflows or other enhancements of assets of an entity or settlements of liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

The sale of products, in their current state of development, by the Company to date do not constitute the Company’s ongoing operations with any consistency and therefore are not revenues pursuant to FASB Concepts No. 6. The most significant part of the Company’s operations have been devoted to research and development of its technology and engineering processes as evidenced by the expenditures in this function since inception. The business purpose of the research and development projects have been to develop technology and processes that would enable the Company to manufacture bio-succinic acid in large quantities and at cost competitive prices. Today the Company can produce bio-succinic acid in small quantities, but the purpose and objective of the Company’s research and development and intellectual efforts and from which the value to the business is derived will be realized upon achieving a much larger production scale than exists today. The sale of product to date has been an integral and necessary part of the research and development process to reach this larger scale and not for the generation of revenues. It has permitted the Company to provide product to customers to evaluate and provide valuable feedback as to quality, purity, and fitness for use in the respective end-products where succinic acid is used and where the Company believes that bio-succinic acid will be used in the future. This feedback has in turn been used to further the Company’s development processes and formulations to enable the Company to eventually manufacture at the required high volumes and at a competitive cost. In short, to develop a viable commercial product for a large variety of customers. The funds collected have helped to defray the Company’s cost for research and development, which is substantial. In most cases, the Company has not expected the customers to be able to use the products without high risk in their end-products, thus expecting them to take the products on a test basis only. Based on these factors, the Company has deemed the sale of products as incidental to the research and development activities and therefore appropriate to offset any amounts received against the research and development expenses incurred.

Research and Development Tax Credits, page F-19

Comment No. 55

On page F-52 you discuss the differences between US GAAP and French GAAP in regards to accounting for research and development tax credits. Your accounting policy disclosures indicate that you are using French GAAP in recording these tax credits in your consolidated financial statements prepared in accordance with US GAAP. Please advise or revise your disclosures as necessary to clearly disclose your accounting policy and how it complies with US GAAP.

RESPONSE: The Company respectfully advises the Staff that the financial statements of Bioamber S.A.S. were prepared in accordance with French GAAP and reconciled to US GAAP for inclusion in the Registration Statement (see page F-54 to F-55 of Amendment No. 1).

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

The accounting policy of BioAmber Inc. regarding the accounting for research and development tax credits on a consolidated basis is presented on page F-20.

For purposes of the Bioamber S.A.S. financial statements, on a stand alone basis and in accordance with US GAAP, the tax credits up to September 30, 2010 were recorded as a flow through to the joint venture partners, pursuant to the terms of the Joint Venture Agreement. That is, the tax credits were not recorded as a component of the losses of Bioamber S.A.S., under US GAAP, whereas, under French GAAP, the tax credits were recorded as a reduction of research and development expenses.

The impact of the accounting treatment in the BioAmber Inc., prior to the 100% acquisition of Bioamber S.A.S. in the consolidated financial statements is to record the tax credits as a reduction of research and development expenses.

Note 4. Acquisition of Bioamber S.A.S., page F-22

Comment No. 56

On page F-50 in the historical financial statements of Bioamber S.A.S., it appears that $5 million euros was owed to Agro-industrie Recherches et Développements, S.A. at September 30, 2010. Please clarify whether the issuance of 31,644 shares was for the settlement of this liability. If so, please tell us how you determined it should be accounted for as part of the consideration transferred pursuant to ASC 805-30-30-7. Please also disclose why ARD gave you $1 million as part of your acquisition of the remaining 50% of Bioamber S.A.S.

RESPONSE: On September 30, 2010, the Company acquired the 50% of Bioamber S.A.S. it did not own from ARD, the other 50% equity owner of Bioamber S.A.S. The acquisition price and terms of the transaction were reached after negotiations between the Company and ARD. Both party’s intent was to compensate each other equally for the 50% piece to be acquired / sold. The Company issued 31,644 shares of its common stock, valued at $232.09 per share, to ARD for the acquisition of its interest in Bioamber S.A.S., which was comprised of its loan to Bioamber S.A.S. and capital stock in Bioamber S.A.S. None of the value transferred was used to settle the $5 million owed by Bioamber S.A.S. to ARD. As a result of the acquisition, the loan payable to Bioamber S.A.S. to ARD was now payable to the Company.

As part of the negotiations, it was acknowledged by the parties that the price paid by the Company for ARD’s interest in Bioamber S.A.S. was greater than the 50% ownership it relinquished. As a result, the parties agreed that ARD would compensate the Company with $1 million in cash to bring the price paid for the acquisition of the 50% piece into parity. Accordingly, given that the compensation was an integral part of the negotiated price for the acquisition, the financial statements disclose the $1 million as a reduction of the consideration transferred to ARD.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Comment No. 57

Pursuant to ASC 805-10-25-10, you remeasured the previously held equity interest in Bioamber S.A.S. at the acquisition-date fair value of $6.3 million and correspondingly recorded a gain of $6.2 million. Please show us how you arrived at the gain amount.

RESPONSE: The Company respectfully advises the Staff that the gain was calculated as the residual balance of the following accounts as of September 30, 2010, the date when the Company gained a controlling interest in Bioamber S.A.S.. The calculations are shown below:

Excess of equity participation in loses over investment in Bioamber S.A.S.	$(6,742,149)
Long term debt (loan) receivable from Bioamber S.A.S.	$6,873,158
Net book value	$131,009
Fair value of equity interest already held as per valuation of Bioamber S.A.S.	$6,346,603
Gain on re-measurement of Bioamber S.A.S.	$6,215,594

Unaudited Pro Forma Financial Information, page F-54

Comment No. 58

Given that you appear to already provide this same pro forma financial information beginning on page 49, please remove this second set of duplicative pro forma financial information or explain why both are included.

RESPONSE: The Registration Statement has been revised to delete the duplicative pro forma financial information in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Recent Sales of Unregistered Securities, page II-2

Comment No. 59

Please revise the disclosure in this section to disclose, on a transaction-by-transaction basis, all securities sold by you within the past three years which were not registered under the Securities Act. For example, we note that you have not included your issuance of 31,644 shares of common stock to ARD on September 30, 2010, as disclosed on page 49. For each transaction, please include all of the information required by Item 701 of Regulation S-K, including, but not limited to, identifying the person(s) to whom the securities were sold.

RESPONSE: The Registration Statement has been revised on pages II-3 and II-4 of Amendment No. 1 in response to the Staff’s comment.

Comment No. 60

We note your disclosure regarding the November 23, 2010 private placement of the unsecured convertible promissory notes. Please advise what it means that upon conversion “of a note” you will issue a security purchase warrant allowing the noteholder to purchase 25% of the number of securities “to be received by the noteholder.”

RESPONSE: The Registration Statement has been revised on page II-3 of Amendment No. 1 in response to the Staff’s comment.

Exhibits

Comment No. 61

Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

RESPONSE: The Company has filed certain exhibits with Amendment No. 1 and will file additional required exhibits by a pre-effective subsequent amendment to the Registration Statement as soon as practicable.

*        *        *

If you require additional information, please telephone either Jocelyn M. Arel at (617) 570-1067 or the undersigned at (617) 570-1021.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

December 21, 2011

Sincerely,

/s/ Michael J. Minahan Michael J. Minahan

cc:	Jean-Francois Huc, BioAmber Inc.

Andrew Ashworth, BioAmber Inc.

Jocelyn M. Arel, Esq., Goodwin Procter LLP

Angelo Bracaglia, Deloitte & Touche LLP